EXHIBIT (a)(3)

HINES HORTICULTURE, INC.
12621 Jeffrey Road
Irvine, CA 92620

__________ __, 2002

Dear option holder:

     On behalf of Hines Horticulture, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options (the “Old Options”) granted under the Company’s Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Plan”) for new options the Company will grant under the Plan (the “New Options”). The Offer was consummated pursuant to the terms and conditions in the Company’s Offer to Exchange dated July 9, 2002 (the “Offer of Exchange”) and the related letter of transmittal.

     The Offer expired at 5:00 PM, Los Angeles Time, on August 12, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange and canceled and terminated on ______________ ___, 2002 tendered Old Options exercisable for a total of __________ shares of Common Stock and canceled and terminated all such Old Options.

     The Company has accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of Common Stock (the “Option Shares”) set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you will receive New Options under the Plan exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur prior to the date on which the Company issues such New Options.

     In accordance with the terms and subject to the conditions of the Offer, the Company intends to grant the New Options on or about the first business day that is at least six months and one day following the date the tendered options were accepted for exchange and canceled and terminated. At that time, agreements for the New Options will be prepared for execution and delivery. The New Options will have a per share exercise price equal to the greater of $5.50 or the fair market value of one share of Common Stock on the date we grant the New Options.

     In accordance with the terms of the Offer, you must be an employee of the Company or one of its subsidiaries through the date the Company grants the New Options to receive your New Options. If for any reason you do not remain an employee, you will not receive New Options or any other consideration for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employ of the Company or any of its subsidiaries.

     If you have any questions about your rights in connection with the grant of New Options, please call __________________ at [Phone No.].

Sincerely,

Attachment A

[Name of Option Holder]

[TABLE]

Subject to the terms and conditions of the Offer, the number of Option Shares subject to New Options to be granted to you will be _____________.